NICE SYSTEMS LTD.
22 Zarhin Street
Ra’anana 43107, Israel

VIA EDGAR

Mr. Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

September 21, 2012

Re:	NICE Systems Ltd. Form 20-F for the Fiscal Year Ended December 31, 2011 Filed March 29, 2012 File No. 000-27466

Dear Mr. Krikorian:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated August 24, 2012 regarding the Annual Report on Form 20-F of NICE Systems Ltd. (“NICE”), filed on March 29, 2012 (“Form 20-F”).

For reference purposes, the text of your letter dated August 24, 2012 has been reproduced herein with the Company’s response below each numbered comment.  All capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the filing noted above.

Operating and Financial Review and Prospects

Critical Accounting Policies

Impairment of Long-Lived Assets, page 60

1.
We note your disclosure on page 61 that the fair value of the Financial Crime and Compliance Solutions reporting unit was slightly in excess of its carrying value.  To the extent that any of your reporting unit’s estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the percentage by which the fair value exceeded the carrying value as of the date of the most recent test.

The Financial Crime and Compliance solutions reporting unit fair value at the time of our impairment test during the fourth quarter of 2011 was estimated at approximately 5% in excess of the carrying value. Therefore, the Financial Crime and Compliance reporting unit is at risk for future impairment in the event of significant unfavorable changes in the key assumptions used to forecast cash flows. The Staff comment is duly noted and NICE respectfully advises the Staff that it will disclose the percentage by which the fair value exceeded the carrying value as of the date of the most recent test with respect to any reporting unit that has an estimated fair value that is not substantially in excess of the carrying value and is potentially at risk of failing step one of NICE's goodwill impairment analysis.

Consolidated Financial Statements

Note 2: - Significant Accounting Policies

k: Revenue recognition, page F-20

2.
We note your disclosure that your products include hardware and software.  Please describe how the software functions with the hardware and clarify which revenue recognition guidance you follow for the sale of these products.  In this regard, please tell us what consideration was given to ASU 2009-14.  As part of your response, please clarify which of your products are accounted for under ASC 985 and which are under ASC 605.  In this regard, we note that on page F-24 of your Form 20-F for the fiscal year ended December 31, 2010 you disclosed that all of your product revenue was recognized under ASC 985 yet upon adoption of ASU 2009-14 you indicate that only “certain” of your bundled products are accounted for under ASC 605.  Please advise.

NICE offerings are comprised of Customer Interaction Solutions, Financial Crime and Compliance Solutions and Security Solutions.  Prior to the adoption of ASU 2009-13 and ASU 2009-14, NICE performed a comprehensive analysis of all of its products which may be subject to the new accounting guidance to determine whether they should be considered within the scope of the new guidance or continue to be within the scope of ASC 985-605. In general, the Company’s solutions are mostly software based solutions.  Although most of the Company’s solutions are software based products which do not include non-software deliverables and are accounted for in accordance to ASC 985-605, certain Customer Interaction Solutions and Security Solutions are non-software deliverables with embedded software.

The following Customer Interaction Solutions and Security Solutions provide non-software deliverables as follows:

•
Recording systems (loggers) for TDM environment, offered as part of the Customer Interaction Solutions and the Security Solutions, are hardware based products with embedded software components which substantially contribute to the product’s essential functionality. In these recording systems, the hardware and the software function together to deliver the recording capabilities. The hardware element is not a simple mechanism to deliver the software to customers and is not sold separately. Thus, following the adoption of ASU 2009-14, these products are no longer within the scope of ASC 985-605 and are instead accounted for under ASC 605.

•
Certain NICE products primarily for video surveillance which are offered as part of the Security Solutions are hardware based products. In these solutions, the software along with the hardware, which has been designed, produced and is fully operational for the functionality of the solution, operates together to fuse different types of media into a common application and interface. Thus, the software elements substantially contribute to the product’s essential functionality, and the non-software elements which are designed and produced for these solutions, are not considered to be a simple mechanism to deliver the software to the customer, and are not sold on a standalone basis.  Following the adoption of ASU 2009-14, these products are no longer within the scope of ASC 985-605 and are instead accounted for under ASC 605.

In certain cases, NICE solutions include non-software deliverables which are sold with  software applications. The non-software deliverables can be bundled with one or more software applications but none of these applications are essential for the performance of non-software deliverables and only provides additional capabilities and functions. The  applications are software elements which are sold separately and can be delivered apart from the non-software deliverables. NICE concluded that these software applications, although bundled (sold together) with the non-software deliverables are not essential to the  non-software  deliverables and therefore pursuant to the separation and allocation guidance of ASU 2009-14 they are accounted for under ASC 985-605.

We further advise the Staff that the adoption of ASUs 2009-13 and 2009-14 did not have a significant impact on the NICE's financial statements due to fact that the software and non-software units of accounting as well as the implementation of the new selling price hierarchy for the undelivered element of each unit of accounting did not materially change upon adoption of the new guidance since NICE had VSOE of fair value for its undelivered elements in both units of accounting prior to their adoption. Accordingly, this guidance did not change the units of accounting for NICE’s revenue transactions, and the portion of the software deliverables in the Customer Interaction Solutions and Security Solutions which is qualified as a separate unit of accounting continues to be within the scope of ASC 985-605.

Note 13: - Taxes on Income

b.  Income taxes on non-Israeli subsidiaries, page F-43

3.
We note your disclosure that undistributed earnings of foreign subsidiaries are considered indefinitely reinvested.  Please tell us the amount of undistributed earnings of foreign subsidiaries that are considered indefinitely reinvested, the amount of the unrecognized deferred tax liability and what consideration was given to providing these quantitative disclosures in your filing.  See ASC 740-30-50.

In response to the Staff's comment, NICE notes that as of December 31, 2011, the amount of undistributed earnings of foreign subsidiaries which is considered indefinitely reinvested was $126.7 million with a corresponding unrecognized deferred tax liability of $25.4 million. The Staff comment is duly noted and NICE respectfully advises the Staff that it will provide disclosure of this information in future filings pursuant to the requirements of ASC 740-30-50.

4.
We note that you break-out total taxes on income between domestic and foreign in the table on page F-45.  Please tell us what consideration was given to breaking out current and deferred taxes by domestic and foreign.  See Rule 4-08(h)(1) of Regulation S-X.

The Staff's comment is duly noted and the Company respectfully advises the Staff   that it will provide the disclosure breaking out domestic and foreign current and deferred taxes in future filings in the form of the below table:

Taxes on income are comprised as follows:

	Year ended December 31
	2011	2010	2009
Domestic Taxes
Current	$ 7,332	$ 4,668	$ 2,712
Deferred	(2,333)	(488)	1,542
	$ 4,999	$ 4,180	$ 4,254

Foreign Taxes
Current	$ 13,039	$ 9,571	$ 7,312
Deferred	(6,417)	(4,425)	(8,526)
	$ 6,622	$ 5,146	$(1,214)

Taxes on income:	$ 11,621	$ 9,326	$ 3,040

Note 15.  Reportable Segments and Geographical Information

b.  Geographical information, page F-54

5.
We note that you disclose revenue and long-lived assets for EMEA, including Israel.  Please tell us what consideration you gave to ASC 280-10-50-41 which requires you to disclose revenues and long-lived assets for your country of domicile.

The Staff comment is duly noted and NICE respectfully advises the Staff that it will provide in future filings NICE's revenues and long-lived assets for its country of domicile (Israel) in accordance with ASC 280-10-50-41 in the form of the below table.

Geographic information:

Revenues from external customers on the basis of the Company’s geographical areas are as follows:

	2011	2010	2009
Americas	$ 499,162	$ 429,889	$ 365,817
EMEA	187,650	175,489	140,694
Israel	8,990	7,316	9,679
APAC	98,029	76,757	66,925
	$ 793,831	$689,451	$ 583,115

The following presents long-lived assets as of December 31, 2011 and 2010,

            based on geographical areas:

	2011	2010
Americas	$ 7,735	$ 5,955
EMEA	4,334	1,752
Israel	14,685	13,475
APAC	1,545	832
	$ 28,299	$ 22,014

* * * *
In connection with our response, the Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing responses, please do not hesitate to contact me at +972-9-7753899.

Very truly yours,

/s/ Dafna Gruber
Dafna Gruber Chief Financial Officer

CC:           Ms. Christine Davis